UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70012 /July 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15202

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In the Matter of
                                                            :
ADVANCED ID CORP.,   :
AEON HOLDINGS, INC. (n/k/a BCM   :   ORDER MAKING FINDINGS AND
   ENERGY PARTNERS, INC.),   :   REVOKING REGISTRATION OF
BEIJING CENTURY HEALTH MEDICAL, INC., :   ELECTRONIC KOURSEWARE
CHINA AGRICORP, INC.,   :   INTERNATIONAL, INC., BY
DRAGON INTERNATIONAL GROUP CORP.,   :   DEFAULT
ENDEVCO, INC.,   :
ELECTRONIC KOURSEWARE   :
   INTERNATIONAL, INC.,   :
ENSIGN SERVICES, INC., and   :
ETELCHARGE.COM, INC.   :

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       On February 6, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission and have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. I have issued Orders revoking the registrations of all Respondents except Electronic Kourseware International, Inc. (Electronic Kourseware), which the Division of Enforcement (Division) expected would submit an Offer of Settlement. See Advanced ID Corp., Exchange Act Release Nos. 69035, 69660 (Mar. 5 and May 30, 2013).

       Electronic Kourseware was served with the OIP on February 9, 2013, pursuant to 17 C.F.R. § 201.141(a)(2)(ii). See Declaration of Neil J. Welch, Jr. to Assist Secretary with Record of Service filed February 22, 2013. On July 9, 2013, the Division of Enforcement filed a Motion for Default (Motion) stating Electronic Kourseware had agreed to settle the allegations, but failed to deliver the necessary original signed settlement papers and had failed to file an Answer.

       Electronic Kourseware is in default because it failed to file an Answer to the OIP, participate in a prehearing conference on March 1, 2013, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations set out in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

Electronic Kourseware, Central Index Key No. 1434762, is a void Delaware corporation located in Kyle, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Electronic Kourseware is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10/A registration statement on March 23, 2009, which reported a net loss of over $3.8 million for the year ended December 31, 2007. As of February 1, 2013, Electronic Kourseware's stock, symbol "EKII," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Electronic Kourseware is delinquent in its periodic filings and has failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Electronic Kourseware has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Electronic Kourseware's registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Electronic Kourseware International, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge